Via Facsimile and U.S. Mail
Mail Stop 6010


January 24, 2006


Mr. Robert Reynolds
Chief Financial Officer
Leiner Health Products Inc.
901 East 233rd Street
Carson, CA 90745

Re:	Leiner Health Products Inc.
	Form 10-K for Fiscal Year Ended March 26, 2005
	Filed on June 24, 2005
	File No. 333-33121

Dear Mr. Reynolds:

      We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 10-K for the Fiscal Year Ended March 26, 2005

Item 6. Selected Financial Data, page 22

1. We do not believe it is appropriate to use EBITDA as a measure of operating performance since it attempts to eliminate recurring items.
Question 8 of the Frequently Asked Questions regarding non-GAAP information states that companies must demonstrate the burden of the usefulness of the information. Please explain to us the usefulness of the information taking into consideration the following in your response:

a. The manner in which management uses the non-GAAP measure to conduct or evaluate its business;
b. The economic substance behind management`s decision to use such a measure;
c. The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
d. The manner in which management compensates for these limitations when using the non-GAAP financial measure; and
e. The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Critical Accounting Policies and Estimates

Revenue Recognition, page 34

2. We believe that your disclosure related to estimates that reduce gross revenue such as product returns and customer allowances could be improved upon. Please tell us, in disclosure-type format, the following:

a. Disclose the nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.
b. Disclose the factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.
c. To the extent that information you consider in b) is quantifiable, disclose both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could potentially be returned as of the balance sheet date and disaggregated by expiration period.
d. If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer`s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.
e. You should consider disclosing a roll forward of the accrual for each estimate for each period presented showing the following:
* Beginning balance,
* Current provision related to sales made in current period,
* Current provision related to sales made in prior periods,
* Actual returns or credits in current period related to sales made in current period,
* Actual returns or credits in current period related to sales made in prior periods, and
* Ending balance.
f. In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue, such as product returns, chargebacks, customer rebates and other discounts and allowances, including the effect that changes in your estimates of these items had on your revenues and operations.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 Formation and Operations - General, F-7
3. Please tell us why your disclosure indicates that Vita is the only subsidiary that you consolidate. This disclosure appears to contradict other disclosure in the filing such as Note 13 that indicates there are multiple subsidiaries.

Note 10.Contingencies

Other, page F-21

4. We note from your disclosure that you have reserved up to your insurance deductible amount of $2.0 million for the seven cases involving the ingestion of Phenylpropanolamine containing products.
Please tell us why you believe it is appropriate under US GAAP, citing the specific references used, to only record a reserve for the deductible and not for the entire potential liability.

Note 13. Financial information for subsidiary guarantor and subsidiary non-guarantor

5. We refer to your tabular disclosure where it appears that the `Parent and Guarantor Subsidiaries` are both issuing the debt and guaranteeing the debt. Please clarify for us which entity is issuing
the debt and which entity is guaranteeing the debt.   In addition
please tell us how you complied with the requirements of Rule 3-10 of
Regulation S-X. It appears based on your disclosure that you have combined the financial information of the parent and guarantor subsidiaries, when in fact they should be shown separately in accordance with Rule 3-10.

*    *    *    *

      Please respond to the comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Joseph Roesler, Staff Accountant, at (202)
551-
3628 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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Mr. Robert Reynolds
Leiner Health Products Inc.
January 24, 2006
Page 4